UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

EnviroStar, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

262432107

(CUSIP Number)

Henry M. Nahmad

EnviroStar, Inc.

290 N.E. 68th Street

Miami, Florida 33138

(305) 754-4551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital LLC (I.R.S. No. 47-3189811)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,538,294(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,538,294(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.3%
14.	Type of Reporting Person (See Instructions) HC, OO

(1) Includes 600,100 shares owned by Michael S. Steiner and 100,000 shares owned by Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to a Stockholders Agreement between Symmetric Capital LLC, Henry Nahmad, Michael Steiner and Robert Steiner.

CUSIP No. 262432107

1.	Names of Reporting Persons Henry M. Nahmad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,538,294(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,538,294(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.3%
14.	Type of Reporting Person (See Instructions) HC, IN
(1)	Includes 2,838,194 shares owned by Symmetric Capital LLC which Henry M. Nahmad may be deemed to have voting and dispositive power over as a result of his position as Manager of Symmetric Capital LLC.
(2)	Includes 600,100 shares owned by Michael S. Steiner and 100,000 shares owned by Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to a Stockholders Agreement between Symmetric Capital LLC, Henry Nahmad, Michael Steiner and Robert Steiner.

Item 1.	Security and Issuer

This Statement on Schedule 13D is being filed by Symmetric Capital LLC, a Florida limited liability company (“Symmetric”), and Henry M. Nahmad and relates to the shares of the Common Stock, par value, $0.025 per share (the “Common Stock”), of EnviroStar, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 290 N.E. 68th Street, Miami, Florida 33138. Symmetric and Henry Nahmad are sometimes hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2.	Identity and Background

Symmetric Capital LLC is a newly-formed limited liability company organized under the laws of the State of Florida. Symmetric has no operations and its assets consist primarily of the shares of the Issuer’s Common Stock held by Symmetric as reported herein. Symmetric’s principal executive offices are located at 290 N.E. 68th Street, Miami, Florida 33138. Symmetric is a manager-managed limited liability company. Henry Nahmad is the sole Manager and therefore the sole controlling person of Symmetric. Henry Nahmad is also the sole officer of Symmetric and serves as its President, Treasurer and Secretary.

Henry Nahmad is a United States citizen and his principal business address is EnviroStar, Inc., 290 N.E. 68th Street, Miami, Florida 33138. Upon consummation of the transactions reported herein, Mr. Nahmad was appointed Chairman, Chief Executive Officer and President of the Issuer.

During the last five years, neither Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Symmetric acquired the 2,838,194 shares of the Issuer’s Common Stock reported herein for a total purchase price of $6,102,117.10. Symmetric used cash on hand from capital contributions of its members, including Henry Nahmad, to fund the purchase price.

Item 4.	Purpose of Transaction

Pursuant to a Stock Purchase Agreement dated March 6, 2015 between Symmetric, Michael S. Steiner and Robert M. Steiner, Symmetric acquired 1,928,646 shares of the Issuer’s Common Stock from Michael Steiner and 909,548 shares of the Issuer’s Common Stock from Robert Steiner for an aggregate purchase price of $6,102,117.10. As a result of this transaction, which was approved by the Issuer’s Board of Directors for purposes of Section 203 of the Delaware General Corporation Law, Symmetric owns 2,838,194 shares, or approximately 40.4%, of the Issuer’s outstanding Common Stock. Henry Nahmad was appointed to the Issuer’s Board of Directors and was appointed Chairman, Chief Executive Officer and President of the Issuer, in each case upon closing of the transaction. Michael Steiner, who served as Chairman, Chief Executive Officer and President of the Issuer prior to the closing of the transaction, was appointed Executive Vice President of the Issuer at the closing and remains on the Issuer’s Board of Directors and as the President of Steiner-Atlantic Corp., the Issuer’s largest subsidiary. It is expected that one additional director to be identified by Henry Nahmad and who will qualify as an independent director under the listing standards of the NYSE MKT will be added to the Issuer’s Board of Directors during 2015.

Upon closing of the transaction, Michael Steiner and Robert Steiner entered into a Stockholders Agreement with Symmetric and Henry Nahmad pursuant to which each of Michael Steiner and Robert Steiner (who as of the date hereof continue to hold 600,100 shares of the Issuer’s Common Stock and 100,000 shares of the Issuer’s Common Stock, respectively) agreed to vote all shares of the Issuer’s Common Stock owned by them at any time during the term of the Stockholders Agreement as directed by Henry Nahmad, as the Manager of Symmetric, and have granted to Henry Nahmad, as the Manager of the Symmetric, an irrevocable proxy and power of attorney in furtherance thereof. The Stockholders Agreement also contains, among other things, (i) an agreement by the Reporting Persons to vote all of the shares of the Issuer’s Common Stock owned by them in favor of the election of Michael Steiner to the Issuer’s Board of Directors for a period of five years, subject to earlier termination of such obligation under certain circumstances, (ii) certain transfer restrictions with respect to the shares of the Issuer’s Common Stock held by Michael Steiner and Robert Steiner, including a one-year restriction on the right to transfer the shares without Symmetric’s consent and, following such one-year period, a right of first refusal held by Symmetric with respect to proposed sales of the shares, (iii) a special call right which under limited circumstances would entitle Symmetric (or its assignee) to purchase all of the shares of the Issuer’s Common Stock held by Michael Steiner and Robert Steiner at the then-prevailing fair market value, and (iv) drag-along/tag-along provisions pursuant to which, in any proposed sale by Symmetric of 25% or more of the shares that it owns to an unaffiliated third party, Symmetric will have the right, subject to the terms and conditions of the Stockholders Agreement, to require Michael Steiner and Robert Steiner to sell the proportionate amount of their shares in the transaction on the same terms as Symmetric is proposing to sell its shares, and if such drag-along right is not exercised, Michael Steiner and Robert Steiner will have the right, subject to the terms and conditions of the Stockholders Agreement, to elect to sell the proportionate amount of their shares in the transaction on the same terms as Symmetric is proposing to sell its shares. The Stockholders Agreement has a term of five years, subject to earlier termination at Symmetric’s election or under certain other limited circumstances.

The foregoing descriptions of the Stock Purchase Agreement and the Stockholders Agreement are summaries only and are qualified in their entirety by reference to the complete text of such agreements, which are filed as Exhibits 2 and 3, respectively, to this Schedule 13D and are incorporated by reference herein.

As a result of the purchase and sale transaction and Michael Steiner and Robert Steiner’s voting agreement set forth in the Stockholders Agreement, in each case as described above, Symmetric, and Henry Nahmad indirectly as the Manager of Symmetric, may be deemed to have sole voting power over approximately 50.3% of the issued and outstanding shares of the Issuer’s Common Stock, which provides Symmetric and Henry Nahmad with the voting power to control the election of the Issuer’s directors and any other matter requiring the affirmative vote or consent of a majority of the Issuer’s stockholders.

Other than the expected appointment to the Company’s Board of Directors of an individual to be identified by Henry Nahmad, as described above, neither Symmetric nor Henry Nahmad currently has any plans or proposals that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. However, Symmetric and Henry Nahmad may, at any time formulate plans or proposals with respect to any of such matters. Without limiting the generality of the foregoing, Henry Nahmad expects that the Issuer’s business and growth strategy will include the consideration and pursuit of acquisitions and other strategic transactions that would complement the Issuer’s existing business or that might otherwise offer growth opportunities. In addition, the Issuer does not currently have an equity compensation plan, and Henry Nahmad may in the future propose an equity compensation plan for consideration by the Issuer’s Board of Directors. Any such equity compensation plan would require the approval of the Issuer’s Board of Directors and the stockholders of the Company. Further, to the extent that an equity compensation plan is approved and adopted by the Issuer, it is expected that the Issuer would from time to time in the future award to Henry Nahmad, in his capacity as an executive officer and director of the Issuer, equity-based compensation, which may include, among other things, restricted shares of the Issuer’s Common Stock and/or options to purchase shares of the Issuer’s Common Stock, in each case as determined and approved by the independent members of the Issuer’s Board of Directors. In addition, Symmetric and/or Henry Nahmad may from time to time make additional investments in securities of the Issuer, either in the open market or privately negotiated transactions, and/or sell all or any part of its investment in the Issuer, in each case as it or he deems appropriate in light of the circumstances existing from time to time. Symmetric and/or Henry Nahmad may also formulate plans or proposals in the future relating to certain of the other matters enumerated in Item 4 of Schedule 13D, including asset dispositions, changes in the board or management of the Issuer, and changes in the Issuer’s business, capitalization and/or organizational documents.

Item 5.	Interest in Securities of the Issuer

As of the date of this filing, the Reporting Persons own shares of the Issuer’s Common Stock as set forth in the table below.

Name of Beneficial Owner	Common Stock Ownership	Percent of Common Stock(1)
Symmetric Capital LLC	3,538,294(2)(3)	50.3%
Henry M. Nahmad	3,538,294(2)(3)	50.3%

(1)	Based on 7,033,732 shares of the Issuer’s Common Stock outstanding as of February 13, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014, filed with the Securities and Exchange Commission on February 13, 2015.

(2)	Includes 2,838,194 shares owned directly by Symmetric and as to which Symmetric has, and Henry Nahmad, as the sole Manager of Symmetric, may be deemed to have, sole voting and dispositive power.

(3)	Also includes 600,100 shares owned by Michael Steiner and 100,000 shares owned by Robert Steiner as to which Symmetric and Henry M. Nahmad, as the Manager of Symmetric, have sole voting power pursuant to the Stockholders Agreement described in Item 4 above. Neither Symmetric nor Henry Nahmad has dispositive power over any such shares or any pecuniary interest in such shares.

Except as described in Item 4 above, none of the Reporting Persons has effected any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Stockholders Agreement contained in Item 4 above is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 12, 2015, by and between Symmetric Capital LLC and Henry M. Nahmad
Exhibit 2	Stock Purchase Agreement, dated as of March 6, 2015, by and between Symmetric Capital LLC, Michael S. Steiner and Robert M. Steiner
Exhibit 3	Stockholders Agreement, dated as of March 6, 2015, by and between Symmetric Capital LLC, Henry M. Nahmad, Michael S. Steiner and Robert M. Steiner

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2015

Date

Symmetric Capital LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

/s/ Henry M. Nahmad

Henry M. Nahmad